September 2, 1999


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Biospecifics Technologies Corp. ("Biospecifics") and, under the date of April 16, 1999 (except as to note 2, which is as of May 10, 1999), we reported on the consolidated financial statements of Biospecifics and subsidiaries as of and for the years ended January 31, 1998 and 1999. On August 30, 1999, our appointment as principal accountants was terminated. We have read Biospecifics' statements included under
Item 4 of its Form 8-K dated September 2, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with Biospecifics' statement that the change in auditors was approved by the Executive Committee of the Board of Directors.

                                                     Very truly yours,

                                                     KPMG LLP